Exhibit 99.1
Scorpio Tankers Inc. Announces Agreement to Construct Two LR2 Newbuildings

MONACO -- (Marketwire) – March 7, 2013 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it has reached an agreement with Hyundai Samho Heavy Industries Co., Ltd. to construct two 114,000 dwt LR2 Product Tankers for $49.75 million. These vessels are expected to be delivered to the Company in the third quarter of 2014. This order is a continuation of the Company’s existing newbuilding program for fuel-efficient vessels. These newbuildings come with fixed-price options for the construction of additional LR2 vessels.

The Company has a total of 28 newbuilding product tanker orders with Hyundai Mipo Dockyard Co., Ltd., SPP Shipbuilding Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd. of South Korea which include 20 MR, six Handymax ice class-1A and two LR2 vessels.  Two of the newbuildings are expected to be delivered to the Company by April 2013 and the remaining 26 by the end of 2014.  The Company also has fixed-price options to construct additional newbuilding product tankers at these yards.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 13 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, six MR tankers, and one post-Panamax tanker) with an average age of 4.7 years, time charters-in 20 product tankers (three LR2, three LR1, nine MR and five Handymax tankers), and has contracted for 28 newbuilding product tankers  (20 MR, six Handymax ice class-1A and two LR2 vessels), two of which are expected to be delivered to the Company by April 2013 and the remaining 26 by the end of 2014. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616